SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 23, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 23, 2007 regarding “Ericsson reaches 90 percent of Tandberg Television shares”.

Press release March 23, 2007

Ericsson reaches more than 90 percent of Tandberg Television shares

In the voluntary public cash offer to acquire all outstanding shares in Tandberg Television (OSE:TAT), Ericsson (NASDAQ:ERIC) has received acceptances and purchased shares representing more than 90 percent of Tandberg Television.

With the received acceptances and the 15,108,197 shares already purchased, Ericsson has reached the 90 percent acceptance and ownership threshold.

Ericsson intends to complete the voluntary public cash offer in accordance with the conditions in the offer document as soon as possible, provided no material adverse change occurs prior to completion and that the antitrust clearance condition has been satisfied or waived.

Assuming completion of the voluntary cash offer, Ericsson will, as soon as practically possible, proceed with a mandatory offer for the remaining outstanding shares in Tandberg Television as required under Chapter 4 of the Norwegian Securities Trading Act.

In parallel, Ericsson plans to resolve a forced transfer of the remaining shares in Tandberg Television in accordance with paragraph 4:25 of the Norwegian Public Limited Companies Act. Such forced transfer of shares is expected to take effect soon after the announcement of the mandatory offer. In addition, Ericsson intends to arrange for a delisting of the Tandberg Television share from the Oslo Stock Exchange. Such delisting will likely take effect soon after settlement of the mandatory offer.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 23, 2007